Calumet Specialty Products Partners, L.P.
2780 Waterfront Pkwy E. Drive, Suite 200
Indianapolis, Indiana 46214
January 23, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-128880) of Calumet Specialty Products Partners, L.P., a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-128880) be accelerated so that the Registration Statement will become effective on Wednesday, January 25, 2006, at 3:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 23, 2006

Very truly yours, CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
By:	/s/ R. Patrick Murray, II
R. Patrick Murray, II
Chief Financial Officer

January 23, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Calumet Specialty Products Partners, L.P.
Filed on Form S-1
Registration No. 333-128880
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between January 13, 2006 and the date hereof 8,867 copies of the Preliminary Prospectus dated January 13, 2006 were distributed as follows: 5,758 to 4 prospective underwriters; 2,753 to 2,753 institutional investors; 335 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 12 to 10 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., New York time, on January 25, 2006 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
As Representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)